07023814

SOLBEC
PHARMACEUTICALS LTD

SEC MAIL PROCESSING
RECEIVED
MAY 18 2007
WASH, D.C. 186 SEC

SUPPL

SOLBEC ANNOUNCES CAPITAL RAISING

Summary
- Placement of ordinary shares to raise $800,000; and
- 1:5 non-renounceable rights issue available to all shareholders to raise approximately $1.65M for a total raising of approximately $2.45M before costs
- Placement and rights issue fully underwritten by Kirke Securities Ltd

Perth, Australia. 23 April 2007: The Company (ASX:SBP) advises it is to implement an equity raising in the form of a proposed placement to sophisticated investors and a non-renounceable rights issue to shareholders to raise approximately $2.45M before costs. The placement and rights issue are fully underwritten.

The funds will be applied to Coramsine's® ongoing drug development program, evaluation and due diligence of additional projects and for general working capital.

PROCESSED
MAY 31 2007
THOMSON FINANCIAL

1. PLACEMENT
The proposed placement of 20 million ordinary shares at an issue price of 4 cents per share ("the Placement") is to be made to sophisticated and professional investors to raise $800,000 and scheduled for completion within the next few business days. The Placement is fully underwritten by Kirke Securities Ltd for a fee of 5% with the placement shares being entitled to participate in the Rights Issue.

2. NON-RENOUNCEABLE RIGHTS ISSUE
A non-renounceable rights issue entitling shareholders registered at the record date to apply for 1 new share for every 5 shares held at 3.5 cents to raise approximately $1.65M. The rights issue is, as with the placement, fully underwritten by Kirke Securities Ltd for a fee of 5%.

The Company proposes to lodge a prospectus for the rights issue later in the week commencing 23 April 2007 and, subject to the actual lodgement date, anticipates a record date around 7 May 2007. The prospectus will be sent to all eligible shareholders registered at the record date no later than 4 business days after lodgement.

The Placement and Rights Issue shares will rank equally with ordinary shares.

Upon completion of both the Placement and the Rights Issue, Russell Barnett of Australian Venture Consultants (AVC) and Graeme Kirke of Kirke Securities will

each be offered a seat on the Board of the Company. Mr Barnett has worked in the areas of new venture creation and technology commercialisation for 15 years and has performed key senior management, consulting and directorship roles in the realisation of the commercial value of new technologies in a number of organisations throughout the Asia-Pacific region. He is the Principal Consultant of AVC Pty Ltd, a management-consulting practice that specialises in venture capital markets, technology commercialisation and innovation management. Mr Barnett holds a number of executive and non-executive director roles and currently acts as non-executive chairman of Kirke Securities and a director of Rewire Therapies Limited. Mr Kirke is a stockbroker with over 25 years experience in financial markets specialising in the small cap sector.

The proposed timetable for the Rights Issue will be published shortly.

Shareholders wishing to take up their rights will need to complete the rights entitlement and acceptance form which will accompany the prospectus.

An Appendix 3B for the Rights Issue and Placement is attached.

- End -

Further Information:

David Sparling	**Tony Kiernan**
General Manager	Chairman
Tel: (08) 9446 7555	Tel: (08) 9446 7555
Mob: 0417 721 972	Mob: 0418 912 843
Email: david.sparling@solbec.com.au	Email: tony.kiernan@solbec.com.au

About Solbec

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. With the assistance of a $2.26M Australian Government Commercial Ready grant the company is currently progressing its key project, Coramsine® for the treatment of advanced solid tumours. The two proprietary ingredients of Coramsine® were isolated from the fruit of the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine® has potential application to animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine® for the final stages of pre-commercial development and marketing.

www.solbec.com.au

SOLBEC
PHARMACEUTICALS LTD

SOLBEC'S DEVELOPMENT PLAN FOR CORAMSINE® FORMALLY ACCEPTED BY THE THERAPEUTIC GOODS ADMINISTRATION

Summary

- Solbec receives a Note to File from The Therapeutic Goods Administration accepting Solbec's Development Plan for Coramsine®

Perth, Australia. 8 May 2007: The Company (ASX:SBP) is pleased to announce that the Therapeutic Goods Administration (TGA) has formally accepted Solbec's Development Plan outlining the future drug development pathway for Coramsine®.

The revised Development Plan details a series of preclinical toxicology studies to be commenced as soon as a time slot in the Preclinical Laboratory's schedule becomes available. The Investigator's Brochure for the Phase II clinical trials will then be updated with the results of these proposed studies as requested by the TGA.

The Development Plan proposes that Solbec undertake a single dose pharmacokinetic study in rats followed by 14 day dose finding study in rats and dogs. The TGA have agreed to assess data from 28 day pivotal repeated dose toxicity studies in the rat and the dog.

During this time Solbec will also take the opportunity to expand its data on the metabolic pathway of solasonine and solamargine (Coramsine's® individual components) via several *in vitro* metabolic studies and further research into the metabolic kinetics of the compound.

"We are pleased to have resolved this matter with the TGA. We are buoyed by the fact that this additional preclinical work will serve to strengthen our data package for potential licensees. In addition, Solbec is now in a position to regain momentum in Coramsine's® clinical program." David Sparling, Solbec's General Manager.

Solbec will continue to work closely with the TGA to ensure that the results of the proposed preclinical studies are of the highest standard allowing Coramsine® to reinstate its Phase II clinical program as soon as possible.

- End -

Further Information:

David Sparling
General Manager
Tel: (08) 9446 7555
Mob: 0417 721 972
Email: david.sparling@solbec.com.au

About Solbec

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. With the assistance of a $2.26M Australian Government Commercial Ready grant the company is currently progressing its key project, Coramsine® for the treatment of advanced solid tumours. The two proprietary ingredients of Coramsine® were isolated from the fruit of the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine® has potential application to animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine® for the final stages of pre-commercial development and marketing.

www.solbec.com.au

END